Third Quarter 2021 Earnings Presentation The Bank of N.T. Butterfield & Son Limited October 28, 2021

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business, the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, the eventual timing and duration of economic stabilization and recovery from the pandemic and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at https://www.sec.gov. Any forward- looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Michael Schrum Group Chief Financial Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Capital Efficient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Experienced Leadership Team • Overview • Third Quarter 2021 Financials • Q&A Awards Presenters Agenda • Leading market positions in Bermuda & Cayman • Expanding loan and mortgage offerings in the Channel Islands • Well-secured lending in all markets, including Central London, UK • Award winning wealth management offerings

4 Third Quarter 2021 Highlights Core Net Income** (In US$ millions) Core Return on Average Tangible Common Equity** (In US$ millions) vs. Q2 2021 vs. Q3 2020 Q3 2021 $ % $ % Net Interest Income $ 75.7 $ 1.0 $ 0.4 Non-Interest Income 49.0 0.2 2.1 Prov. for Credit Recoveries — (1.0) 1.4 Non-Interest Expenses* (85.2) 0.4 6.6 Other Gains (Losses) 0.3 (0.4) (1.2) Net Income $ 39.8 $ 0.2 0.4% $ 9.2 30.3 % Non-Core Items** 0.2 0.3 (5.7) Core Net Income** $ 40.0 $ (0.1) (0.3) % $ 3.5 9.7% • Net income of $39.8 million, or $0.80 per share • Core net income** of $40.0 million, or $0.80 per share • Return on average common equity of 16.2%; core return on average tangible common equity** of 17.9% • Cash dividend of $0.44 per common share, active share repurchase program • Non-prosecution agreement with US Department of Justice resolved inquiry of Butterfield legacy business dating back to late 2013 * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $36.5 $42.9 $41.6 $40.1 $40.0 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 16.2% 19.0% 19.3% 18.7% 17.9% Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021

Financials

6 Net Interest Income before Provision for Credit Losses - Trend (In US$ millions) $75.3 $74.7 $75.7 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Net Interest Margin & Yields Income Statement Net Interest Income • Net interest income (“NII”) increased by $1.0 million versus the prior quarter due to an increase in average balance of interest earnings assets, which offset the impact of lower yields • Average investment balances increased during the quarter as additional assets were deployed into the investment portfolio • Average loan balances increased marginally in the third quarter compared to the prior quarter, while loan yields decreased due to originations in the quarter generally below the average portfolio yield (In US$ millions) Q3 2021 vs. Q2 2021 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 4,210.8 0.03% $ 29.1 0.01 % Investments 5,785.6 1.77% 270.9 (0.05) % Loans (net) 5,247.2 4.22% 42.1 (0.06) % Interest Earning Assets 15,243.6 2.13% 342.2 (0.04) % Interest Bearing Liabilities 11,370.1 (0.22) % 272.9 — % Net Interest Margin 1.97% (0.04) %

7 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q3 2021 vs. Q2 2021 Asset management $ 7.4 $ — Banking 12.6 0.1 Foreign exchange revenue 10.8 0.3 Trust 12.9 (0.1) Custody and other 3.7 (0.1) Other 1.5 — Total Non-Interest Income $ 49.0 $ 0.2 $46.9 $48.8 $49.0 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 • Non-interest income continued to trend favorably in the third quarter of 2021 reflecting higher banking and foreign exchange revenue as economic activity continued to increase • Fee income ratio of 39.3% in the third quarter of 2021 remains consistent with prior quarters, thereby maintaining a resilient, capital-efficient and diversified revenue stream Income Statement Non-Interest Income

8 Core Non-Interest Expense* Trend (In US$ millions)Core Non-Interest Expenses* vs. Q2 2021 (In US$ millions) Q3 2021 $ % Salaries & Benefits** $ 42.0 $ 0.2 0.4 % Technology & Comm. 16.3 0.6 4.1 % Property 7.8 0.2 2.2 % Professional & O/S Services 5.6 0.7 13.6 % Indirect Taxes 5.4 — (0.5) % Intangible Amortization 1.5 — (1.0) % Marketing 0.9 (0.1) (10.0) % Other 4.7 (0.7) (13.1) % Total Core Non-Interest Expenses* $ 84.2 $ 0.8 1.0 % Non-Core Expenses* 0.2 (1.1) 100.0 % Non-Interest Expenses $ 84.4 $ (0.3) (0.4) % $84.6 $83.4 $84.2 68.0% 66.3% 66.3% Core Efficiency Ratio* Core Non-Interest Expenses* Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 • Core non-interest expenses* increased in the third quarter of 2021 due to the following: ◦ an increase in technology and communications costs due to technology projects implemented during the quarter; and ◦ increased professional fees due to consulting services supporting strategic initiatives • Core efficiency ratio* of 66.3% was flat compared to the prior quarter • Non-core expenses consisted of legal expenses related to resolving the US Department of Justice inquiry * See the Appendix for a reconciliation of the non-GAAP measure ** Includes Non-Service Employee Benefits Expense Income Statement Non-Interest Expenses

9 Capital Requirements and Dividend Return Leverage Capital • Regulatory capital levels remain adequate and above requirements • Quarterly dividend continues at $0.44 per common share • TCE/TA ratio of 5.8% remains slightly below targeted range of 6.0% to 6.5% due to continued elevated deposit levels Regulatory Capital (Basel III) - Total Capital Ratio*** 20.4% 13.5% 15.1% Butterfield Current BMA Minimum US Peer Median* * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks ** 2021 is based on year-to-date dividend and earnings per share 6.9% 9.7% 5.8% 8.0% 1.1% 1.7% TCE/TA TCE/TA Ex Cash Butterfield - Current US Peer Median* 42.8% 52.9% 60.5% 54.1% 2018 2019 2020 Q3 2021 Dividend Payout Ratio** *** In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years.

10 Balance Sheet Total Assets (In US$ billions) • Deposit balances remained elevated but decreased to $13.9 billion compared to $14.2 billion in the prior quarter as economies continued to open and customers activated savings • The third quarter of 2021 saw a continued deployment of liquidity into the investment and loan portfolios • Butterfield’s balance sheet remains efficient and conservative with a low risk density (risk weighted assets/total assets) of 33.8% (In US$ millions) Q3 2021 Q4 2020 Cash & Equivalents $ 2,310 $ 3,290 Reverse Repos & S/T Investments 1,446 1,020 Investments 5,984 4,863 Loans (net) 5,204 5,161 Other Assets 389 405 Total Assets $ 15,332 $ 14,739 Int. Bearing Deposits $ 10,905 $ 10,238 Non-Int. Bearing Deposits 2,956 3,012 Other Liabilities 497 507 Shareholders’ Equity 974 982 Total Liab. & Equity $ 15,332 $ 14,739 $13.5 $15.7 $15.3 $4.7 $5.6 $6.0 $5.0 $5.2 $5.2 Total assets Investments Loans Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 $11.9 $14.2 $13.9 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Total Deposits (In US$ billions)

11 Asset Quality Non-Accrual Loans (In US$ millions) $74.8 $66.1 $63.8 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Res Mtg 67.8% Consumer 4.0% Comm’l R/E 14.1% Other Comm’l 9.3% Government 4.8% Loan Distribution 0.02% 0.04% 0.05% Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio AAA 99.4% AA 0.2% A 0.4% $5.2 billion $6.0 billion Investment Portfolio Rating Distribution • Investment portfolio continues to be very high quality with 99% comprised of AAA rated securities, primarily US Government guaranteed • Manually underwritten loan book is comprised of 66% full recourse residential mortgages in Bermuda, Cayman and the UK • Credit trends improved with non-accrual loans at 1.2% of gross loans, a 10 bps decrease versus the prior quarter • There was a small CECL expense due to more muted expectations of improvements in anticipated macroeconomic conditions relative to expectations in recent quarters • Allowance for credit losses at $28.7 million representing an ACL/Total loans of 0.5%. • The net charge off ratio continues to be very low and increased 1 bp to 0.05% due to the disposition of a long-standing hospitality loan in Bermuda

12 Interest Rate Sensitivity Interest Rate SensitivityAverage Balance - Balance Sheet Average Balances (US$Mil) Weighted Average LifeQ3 2021 vs. Q2 2021 Duration vs. Q2 2021 Cash & Reverse Repos & S/T Invest. 4,210.8 29.1 <0.03 N/A N/A AFS 3,061.0 64.6 4.1 0.3 5.3 HTM** 2,724.6 206.3 4.3 0.4 6.0 Total 9,996.4 300.0 16.1% 6.6% 14.8% (5.0)% 7.6% 14.4% NTB US Peer Median * -100bps +100bps +200bps • Investment duration extended for both the AFS and HTM investment portfolios, as rising market rates reduced the levels of expected prepayments • Similar to recent prior quarters, NII models increase in a down 100 bps rate environment with the assumption of negative rates to be charged on deposits (as is currently the case with Euros), while fixed rate assets would continue to generate revenues • As of September 30, 2021, the Bank had $53.0 million in net unrealized gains in AFS and HTM, down $24.7 million from $77.7 million at the end of the second quarter of 2021. The movement was due to higher market interest rates at the end of the third quarter * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q2 2021 comparative data is used as Q3 2021 peer information was not widely available at time of publication. ** The HTM portfolio is comprised of securities with negative convexity which typically exhibit higher prepayment speeds when assuming lower future rates.

Appendix

14 Average Deposit Volume and Cost of Deposits (In US$ millions) 73.7% 73.1% 72.9% 20.3% 21.1% 21.7% 6.0% 5.8% 5.4% USD / USD Pegged GBP Other Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 De po sit s 0.78% 0.63% 0.64% 0.14% 0.10% 0.11% Bermuda Demand Deposits Bermuda Term Deposits Cayman Demand Deposits Cayman Term Deposits Channel Islands Demand Deposits Channel Islands Term Deposits Term deposit cost Overall cost of deposits Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 22.0% 21.2% 21.3% 58.2% 58.7% 57.9% 19.8% 20.1% 20.8% Non-interest bearing demand deposits Interest bearing demand deposits Term deposits Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Deposit Composition By Currency By Type Appendix Customer Deposits

15 46% 42% 34% 32% 30% 22% 21% 18% 18% 20% 32% 37% 48% 49% 50% $2.5 $2.7 $3.2 $3.4 $3.5 Bermuda Cayman UK and Channel Islands 2017 2018 2019 2020 Q3 2021 33% 42% 32% 29% 26% 2% 3% 2% 5% 7% 14% 9% 22% 18% 17% 52% 47% 45% 49% 50% $1.1 $1.2 $1.7 $1.6 $1.5 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 2017 2018 2019 2020 Q3 2021 • Stable loan book composed of well-seasoned residential mortgage books • Loans are individually underwritten in all markets • Minimal wholesale or cross-border lending outside of current jurisdictions • Growth in Channel Islands and Cayman continued to outpace Bermuda Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billion) Appendix

16 (in millions of US Dollars, unless otherwise indicated) 2021 2020 2019 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Assets Cash & Equivalents $ 2,310 $ 2,766 $ 2,582 $ 3,290 $ 2,161 $ 2,228 $ 1,978 $ 2,550 $ 3,605 Reverse Repos & S/T Investments 1,446 1,651 1,236 1,020 1,133 1,136 1,240 1,361 855 Investments 5,984 5,605 5,426 4,863 4,725 4,354 4,538 4,436 4,662 Loans, Net 5,204 5,221 5,149 5,161 5,035 5,018 5,001 5,143 4,673 Other Assets 389 421 412 405 406 415 441 432 420 Total Assets $ 15,332 $ 15,665 $ 14,805 $ 14,739 $ 13,461 $ 13,151 $ 13,197 $ 13,922 $ 14,216 Liabilities and Equity Total Deposits $ 13,861 $ 14,193 $ 13,361 $ 13,250 $ 11,891 $ 11,616 $ 11,753 $ 12,442 $ 12,663 Long-Term Debt 172 172 172 171 196 241 144 144 143 Other Liabilities 325 334 335 335 384 303 320 373 446 Total Liabilities $ 14,358 $ 14,698 $ 13,868 $ 13,757 $ 12,472 $ 12,160 $ 12,217 $ 12,958 $ 13,252 Common Equity $ 974 $ 967 $ 936 $ 982 $ 989 $ 990 $ 981 $ 964 $ 965 Total Equity $ 974 $ 967 $ 936 $ 982 $ 989 $ 990 $ 981 $ 964 $ 965 Total Liabilities and Equity $ 15,332 $ 15,665 $ 14,805 $ 14,739 $ 13,461 $ 13,151 $ 13,197 $ 13,922 $ 14,216 Key Metrics CET 1 Ratio 16.9% 16.1% 16.4% 16.1% 16.6% 17.0% 17.5% 17.3% 17.4 % Total Tier 1 Capital Ratio 16.9% 16.1% 16.4% 16.1% 16.6% 17.0% 17.5% 17.3% 17.4 % Total Capital Ratio 20.4% 19.5% 20.0% 19.8% 20.8% 21.2% 19.8% 19.4% 19.6 % Leverage ratio 5.5% 5.2% 5.4% 5.3% 5.9% 6.0% 6.1% 5.9% 5.8 % Risk-Weighted Assets (in $ millions) 5,185 5,321 5,105 5,069 4,939 4,879 4,782 4,898 4,877 Risk-Weighted Assets / total assets 33.8% 34.0% 34.5% 34.4% 36.7% 37.1% 36.2% 35.2% 34.3 % Tangible common equity ratio 5.8% 5.6% 5.7% 6.1% 6.7% 6.9% 6.8% 6.3% 6.2 % Book value per common share (in $) 19.68 19.49 18.84 19.88 19.98 19.73 19.09 18.40 18.14 Tangible book value per share (in $) 17.92 17.67 17.00 18.00 18.15 17.94 17.31 16.55 16.38 Non-accrual loans/gross loans 1.2% 1.3% 1.4% 1.4% 1.5% 1.5% 1.1% 1.0% 1.1 % Non-performing assets/total assets 0.5% 0.6% 0.7% 0.6% 0.7% 0.7% 0.5% 0.4% 0.4 % Allowance for credit losses/total loans 0.5% 0.6% 0.6% 0.7% 0.8% 0.8% 0.7% 0.5% 0.5 % Appendix Balance Sheet Trends

17 (in millions of US Dollars, unless otherwise indicated) Q3 2021 Q2 2021 Q3 2020 Assets Average balance ($) Interest ($) Average rate (%) Average balance ($) Interest ($) Average rate (%) Average balance ($) Interest ($) Average rate (%) Cash due from banks, reverse repurchase agreements and short-term investments $ 4,210.8 $ 0.4 0.03% $ 4,181.6 $ 0.2 0.02% $ 3,543.6 $ 1.0 0.11 % Investment in securities 5,785.6 25.8 1.77% 5,514.7 25.0 1.82% 4,387.8 25.0 2.26 % AFS 3,061.0 12.1 1.57% 2,996.4 12.2 1.63% 2,273.3 11.2 1.95 % HTM 2,724.6 13.7 2.00% 2,518.4 12.8 2.04% 2,114.5 13.8 2.59 % Loans 5,247.2 55.8 4.22% 5,205.1 55.5 4.28% 5,047.0 56.4 4.43 % Commercial 1,599.5 18.1 4.50% 1,610.7 18.2 4.54% 1,684.5 20.2 4.76 % Consumer 3,647.7 37.7 4.10% 3,594.4 37.2 4.16% 3,362.6 36.2 4.27 % Total interest earning assets 15,243.6 82.0 2.13% 14,901.4 80.7 2.17% 12,978.4 82.4 2.52 % Other assets 374.8 362.1 394.1 Total assets $ 15,618.4 $ 15,263.6 $ 13,183.6 Liabilities Interest bearing deposits $ 11,198.4 $ (3.9) (0.14) % $ 10,925.6 $ (3.6) (0.13) % $ 9,661.8 $ (4.3) (0.18) % Long-term debt 171.7 (2.4) (5.55) % 171.6 (2.4) (5.61) % 196.4 (2.7) (5.53) % Interest bearing liabilities 11,370.1 (6.3) (0.22) % 11,097.2 (6.0) (0.22) % 9,827.6 (7.0) (0.29) % Non-interest bearing customer deposits 2,959.0 2,853.1 2,348.0 Other liabilities 282.3 326.1 255.2 Total liabilities $ 14,611.4 $ 14,276.4 $ 12,268.6 Shareholders’ equity 1,007.0 987.1 915.0 Total liabilities and shareholders’ equity $ 15,618.4 $ 15,263.6 $ 13,183.6 Non-interest bearing funds net of non-interest earning assets (free balance) $ 3,873.5 $ 3,805.0 $ 2,954.7 Net interest margin $ 75.7 1.97% $ 74.7 2.01% $ 75.3 2.30 % Appendix Average Balance Sheet Trends

18 (in millions of US Dollars, unless otherwise indicated) 2021 2020 2019 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Net Interest Income $ 75.7 $ 74.7 $ 74.9 $ 75.6 $ 75.3 $ 79.1 $ 87.6 $ 86.2 $ 86.3 Non-Interest Income 49.0 48.8 47.6 47.8 46.9 41.7 47.6 49.7 46.6 Prov. for Credit Recovery (Losses) — 1.0 1.5 2.4 (1.4) (4.4) (5.2) (0.4) (0.4) Non-Interest Expenses* 85.2 85.6 81.7 83.3 91.8 82.8 89.1 92.0 90.6 Other Gains (Losses) 0.3 0.7 (0.8) (0.4) 1.5 0.7 (0.6) 0.3 0.5 Net Income $ 39.8 $ 39.6 $ 41.6 $ 42.1 $ 30.5 $ 34.3 $ 40.3 $ 43.9 $ 42.4 Non-Core Items** $ 0.2 $ 0.5 $ — $ 0.8 $ 5.9 $ 0.1 $ 0.5 $ 2.3 $ 6.4 Core Net Income** $ 40.0 $ 40.1 $ 41.6 $ 42.9 $ 36.5 $ 34.4 $ 40.8 $ 46.2 $ 48.8 Key Metrics Loan Yield 4.22% 4.28% 4.37% 4.42% 4.43% 4.53% 4.80% 4.95% 5.22 % Securities Yield 1.77 1.82 1.95 2.11 2.26 2.52 2.78 2.77 2.82 Cost of Deposits 0.11 0.10 0.12 0.12 0.14 0.14 0.42 0.50 0.54 Net Interest Margin 1.97 2.01 2.09 2.25 2.30 2.48 2.63 2.59 2.52 Core Efficiency Ratio** 66.3 66.3 64.8 65.6 68.0 66.7 63.8 66.3 62.1 Core ROATCE** 17.9 18.7 19.3 19.0 16.2 15.5 18.6 21.1 22.5 Fee Income Ratio 39.3 39.2 38.4 38.0 38.8 35.8 36.6 36.7 35.2 Fully Diluted Share Count (in millions of common shares) 49.9 49.9 49.9 49.8 50.0 51.0 52.4 53.3 53.6 * Includes income taxes ** See the reconciliation of non-GAAP measures on pages 21-22 Appendix Income Statement Trends

19 (in millions of US Dollars, unless otherwise indicated) 2021 2020 2019 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Non-Interest Income Asset Management $ 7.4 $ 7.4 $ 7.4 $ 7.2 $ 6.8 $ 7.4 $ 7.8 $ 7.8 $ 7.4 Banking 12.6 12.5 11.4 13.6 13.4 9.1 11.2 14.0 12.1 FX Revenue 10.8 10.5 11.2 9.3 9.0 8.1 10.8 9.8 10.0 Trust 12.9 13.0 12.8 13.3 12.9 12.3 12.2 13.0 12.7 Custody & Other Admin. 3.7 3.8 3.8 3.4 3.6 3.3 3.6 3.5 3.6 Other 1.5 1.5 0.9 0.9 1.2 1.5 2.0 1.7 0.8 Total Non-Interest Income $ 49.0 $ 48.8 $ 47.6 $ 47.8 $ 46.9 $ 41.7 $ 47.6 $ 49.7 $ 46.6 Non-Interest Expense Salaries & Benefits* $ 42.0 $ 43.2 $ 39.0 $ 41.4 $ 48.8 $ 41.5 $ 44.6 $ 48.8 $ 45.6 Technology & Comm. 16.3 15.7 16.1 16.1 16.3 16.3 16.4 16.5 16.3 Professional & O/S Services 5.7 4.9 5.2 5.3 5.2 5.0 5.8 6.7 9.5 Property 7.8 7.6 7.4 7.4 7.5 7.2 7.3 7.0 6.1 Indirect Taxes 5.4 5.4 5.8 5.1 5.8 4.9 5.5 5.3 5.3 Marketing 0.9 1.0 1.4 1.6 0.6 0.7 1.6 3.1 1.6 Intangible Amortization 1.5 1.5 1.5 1.5 1.5 1.4 1.4 1.5 1.5 Other 4.8 5.4 4.6 4.9 5.5 5.0 5.5 5.0 4.6 Total Non-Interest Expense $ 84.4 $ 84.8 $ 80.9 $ 83.2 $ 91.3 $ 82.0 $ 88.1 $ 93.9 $ 90.4 Income Taxes 0.8 0.8 0.7 0.1 0.5 0.8 1.0 (1.9) 0.2 Total Expense incld. Taxes $ 85.2 $ 85.6 $ 81.7 $ 83.3 $ 91.8 $ 82.8 $ 89.1 $ 92.0 $ 90.6 *Includes non-service employee benefits Appendix Non-Interest Income & Expense Trends

20 (in millions of US Dollars, unless otherwise indicated) 2021 2020 2019 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Salaries & Benefits** $ 42.0 $ 41.8 $ 39.0 $ 40.6 $ 42.2 $ 41.4 $ 44.1 $ 46.6 $ 42.8 Technology & Comm. 16.3 15.7 16.1 16.1 16.3 16.3 16.4 16.5 16.3 Professional & O/S Services 5.6 4.9 5.2 5.3 5.2 5.0 5.8 6.5 5.9 Property 7.8 7.6 7.4 7.4 7.5 7.2 7.3 7.0 6.1 Indirect Taxes 5.4 5.4 5.8 5.1 5.8 4.9 5.5 5.3 5.3 Marketing 0.9 1.0 1.4 1.6 0.6 0.7 1.6 3.1 1.6 Intangible Amortization 1.5 1.5 1.5 1.5 1.5 1.4 1.4 1.5 1.5 Other 4.7 5.4 4.6 4.9 5.5 5.0 5.5 5.1 4.6 Total Core Non-Interest Expense $ 84.2 $ 83.4 $ 80.9 $ 84.2 $ 82.4 $ 84.6 $ 81.9 $ 87.6 $ 91.6 $ 84.0 Income Taxes 0.8 0.8 0.7 0.1 0.5 0.8 1.0 (1.9) 0.2 Total Core Expense incld. Taxes $ 84.9 $ 84.2 $ 81.7 $ 82.5 $ 85.1 $ 82.7 $ 88.6 $ 89.7 $ 84.2 * See the reconciliation of non-GAAP measures on pages 21-22 ** Includes non-service employee benefits Appendix Core Non-Interest Expense* Trends

21 (in millions of US Dollars, unless otherwise indicated) 2021 2020 Q3 Q2 Q1 Q4 Q3 Net income A $ 39.8 $ 39.6 $ 41.6 $ 42.1 $ 30.5 Non-core (gains), losses and expenses Non-core (gains) losses Distribution from equity method investment — — — — (0.7) Gain on transfer of Visa Inc. Class B shares — (0.9) — — — Total non-core (gains) losses B $ — $ (0.9) $ — $ — $ (0.7) Non-core expenses Early retirement program, voluntary separation, redundancies and other non-core compensation costs — 1.4 — 0.8 6.7 Tax compliance review costs 0.1 — — — — Provision in connection with tax compliance review 0.1 — — — — Total non-core expenses C $ 0.2 $ 1.4 $ — $ 0.8 $ 6.7 Total non-core (gains), losses and expenses D=B+C 0.2 0.5 — 0.8 5.9 Core net income to common shareholders E=A+D $ 40.0 $ 40.1 $ 41.6 $ 42.9 $ 36.5 Average shareholders' equity 975.4 950.6 966.7 985.4 984.6 Average common equity F 975.4 950.6 966.7 985.4 984.6 Less: average goodwill and intangible assets (89.1) (91.4) (92.4) (91.4) (91.6) Average tangible common equity G 886.2 859.2 874.2 894.0 893.0 Return on equity A/F 16.2% 16.7% 17.5% 16.9% 12.3 % Core return on average tangible common equity E/G 17.9% 18.7% 19.3% 19.0% 16.2 % Core earnings per common share fully diluted Adjusted weighted average number of diluted common shares (in thousands) H 49.9 49.9 49.9 49.8 50.0 Earnings per common share fully diluted A/H 0.80 0.79 0.83 0.84 0.61 Non-core items per share D/H — 0.01 — 0.02 0.12 Core earnings per common share fully diluted E/H 0.80 0.80 0.83 0.86 0.73 Core return on average tangible assets Total average assets I $ 15,599.0 $ 15,371.6 $ 14,900.2 $ 13,865.1 $ 13,381.9 Less: average goodwill and intangible assets (89.1) (91.4) (92.4) (91.4) (91.6) Average tangible assets J $ 15,509.9 $ 15,280.2 $ 14,807.7 $ 13,773.6 $ 13,290.3 Return on average assets A/I 1.0% 1.0% 1.1% 1.2% 0.9 % Core return on average tangible assets E/J 1.0% 1.1% 1.1% 1.2% 1.1 % Appendix Non-GAAP Reconciliation

22 (in millions of US Dollars, unless otherwise indicated) 2021 2020 Q3 Q2 Q1 Q4 Q3 Tangible equity to tangible assets Shareholders' equity K $ 973.9 $ 966.6 $ 936.5 $ 981.9 $ 988.9 Less: goodwill and intangible assets (87.3) (90.2) (91.5) (92.8) (90.7) Tangible common equity L 886.6 876.4 844.9 889.1 898.2 Total assets M 15,332.2 15,664.8 14,804.8 14,738.6 13,460.7 Less: goodwill and intangible assets (87.3) (90.2) (91.5) (92.8) (90.7) Tangible assets N $ 15,244.9 $ 15,574.6 $ 14,713.2 $ 14,645.8 $ 13,370.1 Tangible common equity to tangible assets L/N 5.8% 5.6% 5.7% 6.1% 6.7 % Tangible book value per share Basic participating shares outstanding (in millions) O 49.5 49.6 49.7 49.4 49.5 Tangible book value per common share L/O 17.92 17.67 17.00 18.00 18.15 Efficiency ratio Non-interest expenses $ 84.4 $ 84.8 $ 80.9 $ 83.2 $ 91.3 Less: Amortization of intangibles (1.5) (1.5) (1.5) (1.5) (1.5) Non-interest expenses before amortization of intangibles P 82.9 83.2 79.4 81.7 89.8 Non-interest income 49.0 48.8 47.6 47.8 46.9 Net interest income before provision for credit losses 75.7 74.7 74.9 75.6 75.3 Net revenue before provision for credit losses and other gains/losses Q $ 124.7 $ 123.5 $ 122.5 $ 123.3 $ 122.2 Efficiency ratio P/Q 66.5% 67.4% 64.8% 66.3% 73.5 % Core efficiency ratio Non-interest expenses $ 84.4 $ 84.8 $ 80.9 $ 83.2 $ 91.3 Less: non-core expenses (C) (0.2) (1.4) — (0.8) (6.7) Less: amortization of intangibles (1.5) (1.5) (1.5) (1.5) (1.5) Core non-interest expenses before amortization of intangibles R 82.7 81.9 79.4 80.9 83.1 Net revenue before provision for credit losses and other gains/losses Q 124.7 123.5 122.5 123.3 122.2 Core efficiency ratio R/Q 66.3% 66.3% 64.8% 65.6% 68.0 % Appendix Non-GAAP Reconciliation (cont'd)

23 Appendix Commentary on Factors Influencing COVID-19 Implications The continuing implications of the pandemic on our business, financial condition, liquidity and results of operations will depend on factors such as, but not limited to, the following: • The duration and scope of the pandemic • The efficacy of vaccines and other actions taken to contain COVID-19 and its variants • The pace and magnitude of the economic recovery in the jurisdictions in which we operate • The continuation of a low interest rate environment, or further reductions in interest rates, over the medium or long term, which would adversely impact our net interest income and net interest margin, as well as increase our reliance on fee businesses • A slow or incomplete recovery of tourism in Bermuda and Cayman, which would adversely affect our revenues, including fee income, as well as increase our credit exposure • Increased unemployment and decreased business in the jurisdictions in which we operate • An increase in defaults on our residential mortgage loans • Ratings downgrades, credit deterioration and defaults in many industries, including the hotel/restaurants/hospitality sector, financial services and commercial real estate • Further decreases in the rates and yields on US Government guaranteed securities and increased pre-payments in mortgage backed securities we hold, which may lead to a decrease in the quality of our investment portfolio • Heightened cybersecurity, information security and operational risks as a result of remote working arrangements implemented for staff or otherwise • Actions that have been, or may be taken in the future, by governmental authorities in response to the pandemic • Heightened risk of litigation and governmental and regulatory scrutiny as a result of the effects of COVID-19 on market and economic conditions and actions governmental authorities take in response to those conditions

24 Our peer group includes the following banks, noted by their ticker symbols: Appendix Peer Group • First Republic Bank (FRC) • SVB Financial Group (SIVB) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • UMB Financial Corporation (UMBF) • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Bank System, Inc. (CBU) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC)